Exhibit 3.4
STATE OF DELAWARE
SECOND AMENDMENT OF THE
CERTIFICATE OF INCORPORATION
OF
SFBC INTERNATIONAL, INC.
SFBC International, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, Does hereby certify:
FIRST: That at a meeting of the Board of Directors of SFBC International, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Company is authorized to amend Section 4 of its Certificate of Incorporation by replacing the current provision with the following:
“4. The total number of shares of all classes of stock which this Corporation shall have authority to issue is 45,000,000 consisting of 40,000,000 shares of common stock at 5,000,000 shares of preferred stock with the prior value of $.001 per share.”
SECOND: That thereafter, pursuant to resolution of the Board of Directors, at the annual meeting of stockholders which was held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the necessary number of shares as required by statute were voted in favor of the amendment.
THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
FOURTH: That the capital of the corporation shall not be reduced under or by reason of said amendment.
IN WITNESS WHEREOF, SFBC International, Inc. has caused this certificate to be signed by Arnold Hantman, an Authorized Officer, this 9 th day of July 2004.

/s/ Arnold Hantman

Arnold Hantman, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:27 AM 07/09/2004 FILED 11:20 AM 07/09/2004
SRV 040505138 - 3020203 FILE